

Mail Stop 4561

September 29, 2009

Todd E. Wille
Chief Executive Officer
Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, CA 95834

> **Re: Unify Corporation**
> **Registration Statement on Form S-3**
> **Filed August 31, 2009**
> **File No. 333-161645**

Dear Mr. Wille:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page

1.   Please revise the facing page of your registration statement to include all the information required by Form S-3. Specifically, indicate on the facing page whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

Selling Stockholders, page 9

2.   Please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by the Juricka Family Trust, Sirius Trust and Iroquis Master Fund. Please also clarify whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Where You Can Find More Information, page 14

3.   Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year, including your first quarter Form 10-Q filed September 18, 2009. Refer to Item 12(a)(2) of Form S-3. In this regard, we note your statement that you incorporation by reference your "Quarterly Report on Form 8-K filed August 24, 2008 (file no. 001-11807)."

4.   It appears that you intend to incorporate by reference all filings filed pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. If so, please revise your disclosure to include the specific language set forth in Compliance and Disclosure Interpretation Question 123.05.

Item 17. Undertakings, page II-2

5.   Your undertakings should conform to the undertakings called for by Item 512 of Regulation S-K. In this regard, please revise your undertaking under paragraph (a)(1)(iii) of Item 17 of your Form S-3 to conform to the undertaking required by Item 512(a)(1)(iii) of Regulation S-K.

6.   Your registration statement includes the undertaking set forth in Item 512(i) of Regulation S-K, but it does not appear that this undertaking is applicable to this transaction. It appears that you should have included the undertaking required by Item 512(a)(5)(ii). Please advise or revise your filing.

                                *   *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Your amended registration statement should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (916) 403-1627</u>
        Kevin A. Coyle, Esq.
        DLA Piper LLP